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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Burchett, John A.		Hanover Capital Mortgage Holdings, Inc. HCM
	379 Thornall Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			4/0203
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Edison, NJ 08837 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer and President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock (See Note 1)		4/02/03				S			20,000	D	7.7005		462,179		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options**		15.75		7/1/02				A			A

	Options		15.00

	Options ***		3.875		5/18/00				A			A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	**	**		Common Stock	24,270				24,270		D

	9-19-2001	9-19-2007		Common Stock	89,467				89,467		D

	***	***		Common Stock	16,400				16,400		D

Explanation of Responses:

** Options vest annually during the periods between 2002 and 2007 based on the achievement of certain performance targets based on the Company's stock price.

*** Grant of options exercisable as follows: one-third on 5/18/01, one-third on 5/18/02 and one third on 5/18/03 and expire 5/17/10

Note 1: In connection with a Stock Purchase Agreement between Hanover Capital Mortgage Holdings, Inc. and John A. Burchett dated March 31, 2003, the Company on March 31, 2003, repurchased 20,000 shares of its common stock from Mr. Burchett.

Mr. Burchett used the proceeds of the repurchase towards the payoff of a loan that had been extended to him by the Company. Also, this figure represents a correction from a typographical error in a previously filed form 4.

John A. Burchett	04/02/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.